SCHEDULE 13G/A
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to Rule 13d-2.
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Bank of Granite Corporation
(Name of Issuer)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
062401 10 4
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	062401 10 4	Page	2	of	5

1	NAMES OF REPORTING PERSONS: John A. Forlines, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		831,574 *

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,459

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

854,033

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.33%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*Reflects 25% Stock Split

Item 1(a)	Name of Issuer:

Bank of Granite Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

23 North Main Street Granite Falls, NC 28630

Item 2(a)	Name of Person Filing:

John A. Forlines, Jr.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

23 North Main Street Granite Falls, NC 28630

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities

Common Stock, $1.00 par value per share

Item 2(e)	CUSIP Number

062401 10 4

Item 3.	None

Item 4.	Ownership:
(a)	Amount Beneficially Owned: 854,033 shares of Common Stock

(b)	Percent of Class: 5.33%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:

831,574 shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

None shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of:

22,459 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

None shares of Common Stock
Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007

/s/ John A. Forlines, Jr.

John A. Forlines, Jr.

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